

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Mr. Graham Briggs
Chief Executive Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

Re: Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2010
Filed October 25, 2010
Response Letter Dated May 11, 2011
Response Letter Dated July 21, 2011
File No. 1-31545

Dear Mr. Briggs:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2010

1. We note your response to our previous comment number 4. In regards to your Rolspruit and Poplar reserves we reference statements in your February 26, 2010 competent persons report that was provided to the Commission. Section 21.2.3 of this report states that there is insufficient back up for the calculations done to estimate Mineral Resources and that SRK considers the classification of Indicated at Poplar to be optimistic when compared to surrounding projects. In addition we note the recommendations made in the report in Sections 22.2.3 and 22.3. Considering these statements and recommendations it appears that your Rolspruit and Poplar reserves may not meet the Industry Guide 7 reserve requirements. Please advise.

Closing Comments

      You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-610 with any engineering questions. Please contact me at (202) 551-3489 with any other questions.

      Sincerely,

      /s/ Brad Skinner

      Brad Skinner
      Senior Assistant Chief Accountant